Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 August 11, 2010Callable Yield Notes (CYNs)Callable Yield Notes offer a coupon, plus a contingent buffer to protect against loss of principal.Financial ProductsStructured ProductsOverviewCallable Yield Notes provide investors with periodic coupon payments, regardless of the movements in the underlying, subject to early redemption by Credit Suisse AG (“Credit Suisse” or the “Issuer”). At maturity, investors will be entitled to receive the principal amount if the final levels of all the underlyings do not reach or fall below specified “Knock-In Levels”, subject to the credit risk of the Issuer. Otherwise, investors will receive less than 100% of the principal amount and the return will be based on the percentage change of the lowest performing underlying. Furthermore, the Issuer has the right to call the CYNs. If the CYNs are called, investors will be entitled to receive 100% of the principal amount, plus any accrued but unpaid interest, but the investor will not continue to accrue interest on the security. Any payment is subject to the Issuer’s ability to pay its obligations as they become due.UpsideCallable Yield Notes entitle an investor to receive periodic coupon payments, irrespective of the performance of the underlyings, subject to early redemption.The investor will be entitled to receive its principal back if:For More Information, please call the Structured Products desk: +1 877 FIN PROD (877 346 7763) or email: financial.products2@credit-suisse.com www.credit-suisse.com/notes The security is called on any callable date. If not called and held to maturity, none of the underlyings closes at or below its respective Knock-In Level on the valuation date.Structured Products Structurer of the Year-Americas Structured ProductsMagazine Awards 2009Underlyings:The security can be linked to one or more of the following underlyings, including: Indices Exchange-Traded Funds  Baskets  Single Stocks  Commodities  Exchange Rates  Interest RatesDownsideIf the final level of any underlying is less than or equal to its respective Knock-In Level, an investor will be fully exposed to the negative performance of the lowest performing underlying, subject to early redemption.Risks Principal Risk – The principal amount of the securities is exposed to the depreciation of the lowest performing underlying, which means investors should be able to risk downside loss. If the final level of any underlying is less than or equal to its respective Knock-In Level, the return will be based on the lowest performing underlying. Liquidity or Market Risk – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but it is not required to do so. If investors have to sell their securities prior to maturity, they may not be able to do so or they may have to sell them at a substantial loss. Credit Risk – The securities and the payment of any amount due on the securities are subject to Credit Suisse’s ability to pay its obligations as they become due. No Dividends – Investors do not receive any interest or dividend payments or have any voting rights with respect to the underlyings or the stocks comprising the underlyings.  Call Risk – The securities may be called by Credit Suisse on any interest payment date, which may limit your ability to accrue interest over the full term of the security.  Limited Upside – The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption, regardless of any appreciation of the underlyings.

Financial Products

Structured Products

For More Information, please call the Structured Products desk: +1 877 FIN PROD (877 346 7763)
or email: financial.products2@credit-suisse.com
www.credit-suisse.com/notes

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Investment suitability must be determined individually for each investor, and the securities described herein may not be suitable for all investors. The securities described herein should generally be held to maturity as sales prior to maturity may result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

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Callable Yield Notes Sample Terms*

Underlyings:	S&P 500 Index (SPX), Russell 2000 Index (RTY)
Maturity:	1 Year
Knock-In Event:	Occurs if the final level of any underlying reaches or falls below its Knock-In Level.
Early Redemption:	Callable quarterly by issuer at par on the interest payment dates.
Knock-In Level:	For each underlying, 75% of the initial level
Coupon:	12.00% per annum, payable quarterly

* Sample terms will vary depending on the underlying and the terms of the securities.

Redemption Amount at Maturity

If a Knock-In Event has not occurred, 100% of the principal amount of the securities.

If a Knock-In Event occurs, the principal amount of the securities multiplied by (1 + percentage change in the lowest performing underlying from the initial level to the final level, subject to a maximum of zero)

Hypothetical Redemption Amount*

Table 1: This table represents the hypothetical redemption amount at maturity and the total payment over the hypothetical 1 year term of the securities on a $1,000 investment, assuming that the securities have not been redeemed prior to maturity:

Principal Amount of the Securities	Performance of Lowest Performing Underlying	Redemption Amount	Total Interest Payment on the Securities	Total Payment
$1,000	50%	$1,000	$120	$1,120
$1,000	40%	$1,000	$120	$1,120
$1,000	30%	$1,000	$120	$1,120
$1,000	20%	$1,000	$120	$1,120
$1,000	10%	$1,000	$120	$1,120
$1,000	0%	$1,000	$120	$1,120
$1,000	-10%	$1,000	$120	$1,120
$1,000	-20%	$1,000	$120	$1,120
$1,000	-30%	$700	$120	$820
$1,000	-40%	$600	$120	$720
$1,000	-50%	$500	$120	$620

*The sample terms herein are hypothetical and will change depending on the relevant terms of the specific securities. The Issuer has no obligation to issue the securities described herein.

Customization

There are many different ways to structure Callable Yield Notes. An investor can modify the Knock-In Level, term of the securities, underlyings, frequency of coupon payment and coupon rate. For example, in exchange for a higher Knock-In Level and increased exposure on the downside, the coupon can be increased.